

03025622


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C.
187
SECTION

Total Pages: 15
Exhibit 23
Exhibit 99.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end __ **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2002 and 2001 and Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 23, 2003

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS, at fair value:		
Wells Fargo Stable Return Fund	$ 59,783,542	$ 57,589,123
Mutual Funds:		
Artisan Mid Cap Fund	395,194	-
Berger Mid Cap Value Fund	598,165	-
Liberty Acorn USA Fund	245,221	-
Vanguard S&P 500 Index Fund	3,705,461	-
PIMCO Total Return Fund	7,299,615	3,974,309
The Putnam Fund for Growth and Income	19,217,346	25,621,026
Putnam Investors Fund	-	4,051,934
Putnam Global Growth Fund	-	9,018,688
Putnam Voyager Fund	17,086,296	24,528,241
Putnam New Opportunities Fund	6,061,744	8,364,841
Putnam International Growth Fund	9,889,148	3,078,473
Putnam Asset Allocation Funds:		
Growth Portfolio	5,362,383	6,058,096
Balanced Portfolio	6,942,800	7,753,547
Conservative Portfolio	4,062,321	5,496,085
Valmont Industries, Inc. Common Stock	4,199,760	3,014,248
Participant Loans	5,479,290	5,262,747
	150,328,286	163,811,358
CONTRIBUTIONS RECEIVABLE:		
Employer	2,092,615	1,150,299
Employee	298,407	304,915
NET ASSETS AVAILABLE FOR BENEFITS	$ 152,719,308	$ 165,266,572

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTABLE TO:		
Investment loss:		
Net depreciation in investments	$ (16,872,174)	$ (19,919,646)
Interest and dividends received on investments	2,065,286	3,643,773
Total investment loss	(14,806,888)	(16,275,873)
Contributions:		
Employer	5,390,038	4,119,278
Employee	8,499,287	8,295,831
Rollovers	979,820	2,705,752
Transfer in	972,194	11,189,749
Total contributions	15,841,339	26,310,610
Total additions	1,034,451	10,034,737
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	13,557,703	12,197,724
Management fees	24,012	27,721
Total deductions	13,581,715	12,225,445
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(12,547,264)	(2,190,708)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	165,266,572	167,457,280
End of year	$ 152,719,308	$ 165,266,572

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering full-time, regular employees, as defined in the Plan documents, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan. The Company also makes contributions to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the origination of the loan plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the Loan Fund and the investment funds.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2002 and 2001, employer contributions were reduced by $191,662 and $311,756, respectively, due to forfeited nonvested accounts.

Plan Merger – Effective March 28, 2002, the PiRod Inc. Money Purchase Plan was merged into the Plan. The Microflect Profit Sharing Plan was merged into the Plan effective May 4, 2001. The merged assets are treated as "transfers in" in the statements of changes in net assets available for benefits. The merged Plans continue to operate in accordance with the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Company stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Expenses – Normal recurring costs incidental to the Plan are paid by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $16,872,174 and $19,919,646 as follows:

	2002	2001
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$ (18,053,653)	$ (19,170,489)
Valmont Industries, Inc. Common Stock	1,181,479	(749,157)
Net change in fair value	$ (16,872,174)	$ (19,919,646)

4. RELATED PARTY TRANSACTIONS

Putnam Fiduciary Trust Company serves as trustee and administrator of the Plan. Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $24,012 and $27,721 for the years ended December 31, 2002 and 2001, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2002 and 2001, the Plan held 216,275 and 208,454 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $3,783,073 and $3,507,501, respectively. During the years ended December 31, 2002 and 2001, the Plan recorded dividend income from these shares of $60,052 and $54,685, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 1997, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in any of the following investment options. Allocation percentages can be changed by the participant daily. The investment options are as follows:

Wells Fargo Stable Return Fund – This fund invests primarily in high-quality bank investment contracts and money market instruments.

PIMCO Total Return Fund – This fund seeks total return consistent with preservation of capital by investing in intermediate-maturity fixed-income securities from all major sectors of the bond market.

Artisan Mid Cap Fund – This fund seeks long-term capital growth. The fund primarily invests in common stocks of mid-size companies. Management also seeks companies that have or are developing franchise characteristics and that it believes to be undervalued.

Berger Mid Cap Value Fund – This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies whose market capitalization falls within a range of $1 billion to the 12-month average of the maximum market capitalization for companies included in the S&P Mid-Cap 400 index.

Liberty Acorn USA Fund – This fundseeks long-term growth of capital. The fund normally invests at least 65% in U.S. companies. It may invest primarily in stocks of small- and medium-sized U.S. companies.

Vanguard S&P 500 Index Fund – This fund seeks investment results that correspond with the price and yield performance of the S&P 500 Index. The fund employs a passive management strategy designed to track the performance of the S&P 500 Index, which is dominated by the stocks of large U.S. companies.

The Putnam Fund for Growth and Income – This fund obtains growth and income by investing primarily in common stocks that offer the potential for capital growth, current income, or both.

Putnam Voyager Fund – This fund invests in common stocks that are believed to have potential for capital appreciation significantly greater than that of the market averages.

Putnam New Opportunities Fund – This fund invests primarily in common stocks in companies that are believed to possess above-average, long-term growth potential.

Putnam International Growth Fund – The fund invests primarily in equity securities of companies located outside of the United States.

Putnam Asset Allocation Funds: Growth Portfolio – These funds are invested mainly in common stocks and bonds, and the fund's objective is to seek capital appreciation in its investments.

Putnam Asset Allocation Funds: Balanced Portfolio – These funds are invested in corporate bonds, common stocks and U.S. Government securities, and the fund's objective is to seek total return in its investments.

Putnam Asset Allocation Funds: Conservative Portfolio – These funds are invested mainly in common stock and bonds and the fund's objective is to seek total return with preservation of capital.

Valmont Industries, Inc. Common Stock – Funds are invested in common stock of Valmont Industries, Inc.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund	1,751,192 units	$ 59,783,542
Artisan Mid Cap Fund	20,204 units	395,194
Berger Mid Cap Value Fund	40,664 units	598,165
Liberty Acorn USA Fund	17,172 units	245,221
Vanguard S&P 500 Index Fund	45,662 units	3,705,461
PIMCO Total Return Fund	684,125 units	7,299,615
* The Putnam Fund for Growth and Income	1,357,157 units	19,217,346
* Putnam Voyager Fund	1,309,295 units	17,086,296
* Putnam New Opportunities Fund	207,736 units	6,061,744
* Putnam International Growth Fund	598,617 units	9,889,148
* Putnam Asset Allocation Funds:		
Growth Portfolio	672,821 units	5,362,383
Balanced Portfolio	829,486 units	6,942,800
Conservative Portfolio	511,627 units	4,062,321
Total Mutual Funds		140,649,236
* Valmont Industries, Inc. Common Stock	216,275 shares	4,199,760
* Participant Loans	Interest rates ranging from 5.25% to 11.88%, loans maturing 1/2003 to 1/2007	5,479,290
Total Investments		$ 150,328,286

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 25th day of June, 2003.

By: 
Mogens C. Bay
Policy Committee Member Chairman

By: 
Ann F. Ashford
Policy Committee Member

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-57117 and 333-83251 of Valmont Industries, Inc. on Form S-8 of our report dated May 23, 2003, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Valmont Employee Retirement Savings Plan ("Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Mogens C. Bay, Chairman of the Policy Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Date: June 25, 2003



Mogens C. Bay
Chairman, Policy Committee, Plan Administrator

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Valmont Employee Retirement Savings Plan ("Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ann F. Ashford, member of the Policy Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(3) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.

Date: June 25, 2003



Ann F. Ashford
Member, Policy Committee, Plan Administrator

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.